Exhibit B

EXECUTION VERSION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is dated as of March 9, 2021, by and among Dong-A ST Co., Ltd. (“Dong-A”), The E&Healthcare Investment Fund II (“E&H II”), The E&Healthcare Investment Fund No. 6 (“E&H 6”) and The E&Healthcare Investment Fund No. 7 (“E&H 7”, and together with E&H II and E&H 6, “E&H”) (Dong-A and E&H, each a “Stockholder”, and collectively, the “Stockholders”).

W I T N E S S E T H:

WHEREAS, as of the date hereof, each Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934 (as may be amended from time to time, the “Exchange Act”)) of the number of shares of Common Stock, par value $0.001 per share (“Common Stock”), of NeuroBo Pharmaceuticals, Inc. (the “Company”) set forth on Attachment A hereto (together with such additional shares as become beneficially owned by the Stockholders, whether upon the exercise of options, warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired heretofore or hereafter), the “Owned Shares”); and

WHEREAS, subject to the terms hereof, each Stockholder desires to support, with respect to the election of directors on which the holders of Common Stock are entitled or requested to vote, the voting position of E&H.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1.         Agreement to Vote; Proxy Card.

1.1         Agreement to Vote.

Each Stockholder hereby agrees that, during the time this Agreement is in effect, at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Owned Shares (a)(x) with respect to the election of Class II directors up for election at the Company’s 2021 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the “2021 Annual Meeting”) for (i) one (1) Class II director specified by E&H and (ii) the remaining two (2) Class II directors specified by Dong-A and (y) with respect to the election of directors at the Company’s 2022 Annual Meeting of Stockholders (including any adjournment or postponement thereof, the “2022 Annual Meeting”), for such number of directors specified by Dong-A as would, together with any of such two (2) Class II directors specified by Dong-A that remain on the board of directors following the 2022 Annual Meeting, represent a majority of the members of the Company’s board of directors, (b) in favor of any proposal submitted to the shareholders of the Company in connection with a transaction that has been approved by the Company’s board of directors providing for the contribution by Dong-A to the Company of one or more of the DA Products (as defined below) and (c) in favor of any proposal submitted to the shareholders of the Company concerning the declassification of the Company’s board of directors, and each Stockholder shall present (in person or by proxy) and vote (or cause to be voted) all of its Owned Shares accordingly; provided that E&H shall not be required to perform its obligations with respect to the 2022 Annual Meeting under sub-clause (a)(y) unless Dong-A submits to the Company in good faith a binding offer to contribute all DA Products to the Company by the record date for the 2022 Annual Meeting. In addition, to the extent that any such actions are taken by the written consent of stockholders or there is any other opportunity to vote for or designate members of the Company’s board of directors, the Stockholder shall provide consent or withhold consent, as the case may be, or otherwise act in a manner consistent with this Section 1.1.

Notwithstanding the foregoing, in the event that Dong-A terminates this Agreement pursuant to Section 5.1(ii) hereof prior to the 2022 Annual Meeting, Dong-A agrees that, following the date of such termination Dong-A shall (A) be present (in person or by proxy) and vote (or cause to be voted) all of its Owned Shares for the directors specified by E&H in connection with the election of directors at the 2022 Annual Meeting or any other meetings of stockholders of the Company at which directors are elected (for the avoidance of doubt without any right to specify any directors or nominees to the board of directors) until the Company’s 2023 Annual Meeting of Stockholders (including any adjournment or postponement thereof); (B) upon E&H’s request, be present (in person or by proxy) and vote (or cause to be voted) to remove all directors specified by Dong-A from office and request the resignation of such directors on timing specified by E&H; and (C) request all directors specified by Dong-A who are in office to cooperate in good faith with E&H in connection with the management of the Company until such directors are removed or resign, all of the foregoing only to the extent consistent with, and not in violation of, (x) such director’s fiduciary duties to the Company and its stockholders and (y) any applicable (including civil) law.

1.2         Proxy Card. Without limitation of the foregoing in Section 1.1, with respect to any meeting of the Company’s stockholders at which directors are elected, upon the request of any Stockholder (which shall be accompanied by a notice specifying the directors for election in accordance with Section 1.1, including the director candidates specified by Dong-A, if applicable), each other Stockholder shall, within five (5) business days following such request, (i) execute a proxy card voting the Owned Shares in accordance with the terms hereof (the “Proxy Card”), (ii) provide a copy or facsimile of such executed Proxy Card to such requesting Stockholder prior to delivering such Proxy Card to the Company or other soliciting party, and (iii) deliver the Proxy Card to the Company or other soliciting party in accordance with the applicable instructions thereon. Subsequent to the delivery of the Proxy Card, each Stockholder shall not withdraw such Proxy Card, modify any instruction thereon with respect to the election of directors or deliver any other proxy cards with respect to the election of directors. For the avoidance of doubt, the proviso to the first sentence of Section 1.1 shall apply to the execution of any Proxy Card under this Section 1.2.

2.          Representations and Warranties of Stockholders. Each Stockholder hereby represents and warrants to each other as follows:

2.1         Due Organization. Such Stockholder, if a corporation or other entity, has been duly organized, is validly existing and is in good standing under the laws of the jurisdiction of its formation or organization.

2.2         Power; Due Authorization; Binding Agreement. Such Stockholder has full legal capacity, power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of such Stockholder, and no other proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder, enforceable against Stockholder in accordance with its terms.

2.3         Ownership of Shares. On the date hereof, the Owned Shares set forth opposite such Stockholder’s name on Attachment A hereto are owned beneficially by such Stockholder in the manner reflected thereon and include all of the shares of capital stock of the Company owned beneficially by such Stockholder, free and clear of any claims, liens, encumbrances and security interests. As of the date hereof such Stockholder has, and at any stockholder meeting of the Company, such Stockholder will have (except as otherwise permitted by this Agreement), sole voting power (to the extent such securities have voting power) and sole dispositive power with respect to all of the Owned Shares.

2.4         No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder will not, (a) require Stockholder to obtain the consent or approval of, or make any filing with or notification to, any governmental or regulatory authority, domestic or foreign (other than filings required under Sections 13(d) and 16 of the Exchange Act), (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on Stockholder or its properties and assets, (c) conflict with or violate any organizational document or law, rule, regulation, order, judgment or decree applicable to Stockholder or pursuant to which any of its properties or assets are bound or (d) violate any other agreement to which Stockholder is a party including, without limitation, any voting agreement, stockholders agreement, irrevocable proxy or voting trust. The Owned Shares are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders’ agreement, irrevocable proxy or voting trust.

3.         Certain Covenants of the Stockholders. Each Stockholder hereby covenants and agrees with each other as follows:

3.1         Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, while this Agreement is in effect, at any time prior to the date of termination of this Agreement, not to (a) sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of, any of the Owned Shares (any such action, a “Transfer”), (b) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement with respect to any Owned Shares, (c) take any action that would cause any representation or warranty of such Stockholder contained herein to become untrue or incorrect or have the effect of preventing or disabling Stockholder from performing its obligations under this Agreement, or (d) commit or agree to take any of the foregoing actions; provided, however, that (i) E&H II shall be entitled to distribute up to 1,445,267 shares of Common Stock held by E&H II as of the date of this Agreement to any of its limited partners as long as E&H II (x) receives from each limited partner to whom the shares of Common Stock are distributed a proxy card with respect to voting the shares of Common Stock in accordance with the terms hereof (each a “Transferee Proxy”) for the 2021 Annual Meeting and (y) uses best efforts to cause each limited partner to whom the shares of Common Stock are distributed to vote any of such shares of Common Stock that are beneficially owned by such limited partner as of the record date for the 2022 Annual Meeting in accordance with the terms of this Agreement; (ii) E&H II shall be entitled to Transfer the remaining shares of Common Stock held by E&H II as of the date of this Agreement to any third party after the conclusion of the 2021 Annual Meeting as long as E&H II receives from each such third party transferee a Transferee Proxy for the 2022 Annual Meeting; and (iii) E&H 6 or E&H 7 shall be entitled to Transfer any and all shares of Common Stock held by E&H 6 or E&H 7, as applicable, as of the date of this Agreement to any third party after December 31, 2021 as long as E&H 6 or E&H 7, as applicable, receives from each such third party transferee a Transferee Proxy for the 2022 Annual Meeting. Any action taken in violation of the foregoing sentence shall be null and void and each Stockholder agrees that any such prohibited action may and should be enjoined. If any involuntary Transfer of any of the Owned Shares shall occur (including, but not limited to, a sale by a Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Owned Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement.

3.2         Additional Shares. Each Stockholder hereby agrees, while this Agreement is in effect, to promptly notify each other of any new shares of capital stock or voting securities of the Company acquired by Stockholder, if any, after the date hereof. Any such shares and voting securities shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.

3.3         Dong-A Products. Dong-A agrees to (a) submit to the Company, by the record date of the 2022 Annual Meeting (unless this Agreement earlier terminated in accordance with its terms), a binding offer to contribute to the Company the DA-1241, DA-1726 and DA-7010 products (the “DA Products”) on reasonable terms and conditions and (b) complete the contribution of the DA Products to the Company by the end of October 2022.

3.4         E&H Put Right. Following the consummation of any transaction between Dong- A and the Company pursuant to which Dong-A contributed the DA Products to the Company, if E&H, as of the earlier of (x) six (6) months following the 2022 Annual Meeting (taking into account any adjournment or postponement thereof) and (y) December 31, 2022, is not able to sell all of the Common Stock held by it as of such date without restriction on volume under the Securities Act of 1933, as amended, E&H shall have the right, exercisable by delivering written notice to Dong-A prior to January 31, 2023, to sell (the “Put Right”) to Dong-A such number of shares of Common Stock held thereby (which number of shares shall not exceed the number of shares of Common Stock held by it as of the date hereof) in excess of 9.9% of the outstanding shares of Common Stock as of such time (such shares of Common Stock to be sold by E&H to Dong-A, the “Put Shares”) at a price (the “Put Shares Value”) equal to the average Closing Price (defined below) over the twenty (20) consecutive trading days immediately prior to such notice. The closing of the purchase and sale of the Shares pursuant to such Put Right exercise (the “Put Sale Closing”) shall take place at such time, on such date and at such location Dong-A and E&H shall agree, provided that the Put Sale Closing shall occur no later than the 60th day after the date that the Put Right is exercised.

For the purpose of this Section 3.4, the “Closing Price” shall mean the volume weighted average of the closing sales prices as reported by The Wall Street Journal of the shares of the Common Stock on the U.S. national securities exchange on which the Common Stock may at the time listed for a certain date on which such exchange is open for trading.

3.5         No Limitations on Actions. Each Stockholder signs this Agreement solely in its capacity as the record and/or beneficial owner of the Owned Shares and this Agreement shall not limit or otherwise affect the actions of the Stockholder or any affiliate, employee or designee of the Stockholder or any of its affiliates in its capacity, if applicable, as an officer or director of the Company.

3.6         Further Assurances. From time to time, each Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

4.         Stop Transfer Order. In furtherance of this Agreement, and concurrently herewith, each Stockholder shall and hereby does authorize the Company or the Company’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Owned Shares. At the request of any Stockholder, each other Stockholder shall cause to be provided to E&H evidence of such stop transfer order.

5.         Miscellaneous.

5.1         Termination of this Agreement. This Agreement shall terminate upon the earlier to occur of (i) April 30, 2023 and (ii) the date that is thirty (30) days following the delivery of a written termination notice from Dong-A to E&H; provided, that Dong-A shall not be entitled to deliver any such written termination notice prior to the conclusion of the 2021 Annual Meeting.

5.2         Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, (a) no such termination shall relieve any party hereto from any liability for any breach of this Agreement occurring prior to such termination, and (b) in the event that this Agreement is terminated (x) in accordance with Section 5.1(ii) prior to the 2022 Annual Meeting, Dong-A’s obligations under the second paragraph of Section 1.1 shall survive such termination until all of Dong-A’s obligations thereunder are performed in full and (y) in accordance with Section 5.1(ii), Dong-A’s obligations under Section 3.4 shall survive in accordance with their terms until April 30, 2023.

5.3         Non-Survival. The representations and warranties made herein shall not survive the termination of this Agreement.

5.4         Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

5.5         Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.6         Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four business days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one business day after being sent for next business day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) on the date of transmission (or, the first business day following such receipt if the date of such receipt is not a business day) by facsimile or email, in each case to the intended recipient as set forth below:

If to E&H II, E&H 6 or E&H 7:

E&Investment

16th Floor, 326 Teheran-ro, Gangnam-Gu

Seoul 06211 Korea

Attn.: Sungbum Lee

Facsimile: +82-2-501-2724

Email: alexlee@eninvestment.co.kr

with a copy to (which shall not constitute notice):

Yulchon LLC

38F, 521 Teheran-ro, Gangnam-gu

Seoul 06164 Korea

Attn.: Ki Young Kim

Facsimile: +82-2-528-5228

Email: kykim@yulchon.com

If to Dong-A:

Dong-A ST Co., Ltd.

64 Cheonho-daero,

Dongdaemun-gu, Seoul, Korea
Attn.: Hyung Heon Kim
Facsimile: 82-2-920-8661
Email: hhkim@donga.co.kr

with a copy to (which shall not constitute notice):

Willkie Farr & Gallagher LLP

1801 Page Mill Road

Palo Alto, California 94304

Attn.: Matthew Berger; Michael Brandt

Facsimile: (650) 887-9499

Email: mberger@willkie.com; mbrandt@willkie.com

Any party to this Agreement may give any notice or other communication hereunder using any other means (including personal delivery, messenger service, telex, ordinary mail or electronic mail), but no such notice or other communication shall be deemed to have been duly given unless and until it actually is received by the party for whom it is intended. Any party to this Agreement may change the address to which notices and other communications hereunder are to be delivered by giving the other parties to this Agreement notice in the manner herein set forth.

5.7         Governing Law; Venue.

(a)        This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

(b)        Each of the parties to this Agreement (a) consents to submit itself to the personal jurisdiction of any state or federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 5.6.

(c)        EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

5.8        Specific Performance. Each Stockholder acknowledges and agrees that irreparable damage would occur to Dong-A in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached by such Stockholder, for which money damages would not provide an adequate remedy. Therefore, each Stockholder agrees that, in the event of any breach or threatened breach by such Stockholder of any covenant or obligation contained in this Agreement, Dong-A shall be entitled (in addition to any other remedy that may be available to it, including monetary damages) to seek and obtain (a) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation, (b) an injunction restraining such breach or threatened breach, and (c) other equitable relief to enforce each and every provision hereof. Each Stockholder further agrees that neither Dong-A nor any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 5.8, and each Stockholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

5.9        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile transmission.

5.10       Descriptive Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

5.11      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

5.12      Disclosure. Each party hereby authorizes each other party to publish and disclose in its filings required under Sections 13(d) and 16 of the Exchange Act, its identity and ownership of the Owned Shares and the nature of its commitments, arrangements and understandings under this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

DONG-A ST CO., LTD.

By:	/s/ Dae Sik Eom
Name: Dae Sik Eom Title: Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be duly executed as of the day and year first above written.

THE E&HEALTHCARE INVESTMENT FUND II By: E&Investment, Inc. its General Partner

By:	/s/ Na Yeon Kim
Name: Na Yeon Kim Title: Representative Director

THE E&HEALTHCARE INVESTMENT FUND NO. 6 By: E&Investment, Inc. its General Partner

By:	/s/ Na Yeon Kim
Name: Na Yeon Kim Title: Representative Director

THE E&HEALTHCARE INVESTMENT FUND NO. 7 By: E&Investment, Inc. its General Partner

By:	/s/ Na Yeon Kim
Name: Na Yeon Kim Title: Representative Director

[Signature Page to Voting Agreement]

ATTACHMENT A
Details of Ownership

Stockholder	Number of Shares of Company Common Stock

Dong-A ST Co., Ltd.	2,880,612
The E&Healthcare Investment Fund II	4,335,800
The E&Healthcare Investment Fund No. 6	1,121,190
The E&Healthcare Investment Fund No. 7	1,864,799